Exhibit 14(a)
LAMAR ADVERTISING COMPANY
CODE OF BUSINESS CONDUCT AND ETHICS
This Code of Business Conduct and Ethics (the “Code”) sets forth legal and ethical standards of conduct for directors, officers and employees of Lamar Advertising Company and its subsidiaries (collectively, the “Company”). This Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations.
If you have any questions regarding this Code or its application to you in any situation, you should contact your supervisor or the Vice President of Human Resources.
Compliance with Laws, Rules and Regulations
The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.
If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees or directors, it is your responsibility to promptly report the matter as outlined under the heading “Reporting and Compliance Procedures” below. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation to the appropriate federal or state regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate against an employee because he or she in good faith reports any such violation. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.
Conflicts of Interest
Employees, officers and directors must act in the best interests of the Company. Personal interests must not interfere with or otherwise be harmful to the interests of the Company. Any actual or apparent conflict of interest between personal interests and those of the Company must be handled honestly and ethically in accordance with the following procedures. Any conflict of interest is prohibited unless it has gone through the process of disclosure, consultation and approval set forth below.
Full disclosure of any actual or apparent conflict is the essential first step to remaining in full compliance with this policy. You must disclose all actual and apparent conflicts of interest, including any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, to your Regional Manager or, in the event that such individual is involved in the matter, to the Vice President of Human Resources. Executive officers and directors must disclose such matters to the Chair of the Audit Committee or to the member of such committee charged with reviewing conflicts of interest.
The Board of Directors has adopted rules for what activities constitute conflicts of interest and potential conflicts of interest, as well as procedures for determining whether a relation or transaction constitutes a conflict of interest, which it will review and, if appropriate, update from time to time. The current version of these rules and procedures are attached as Appendices A and B to this Code.
Following disclosure, any employee, officer or director must avoid or terminate any activity that involves an actual or reasonably apparent conflict of interest unless it is determined at the appropriate level that the activity is not a conflict of interest or is otherwise not harmful to the Company or improper. Any such determination shall be made by the disinterested members of the Audit Committee in the case of an executive officer or director and as set forth below for any employee.
Any employee who has a question about whether any situation in which he or she is involved amounts to a conflict of interest or the appearance of one should disclose the pertinent details, preferably in writing, to his or her supervisor. Each supervisor is responsible for discussing the situation with the employee and arriving at a decision after consultation with or notice to the appropriate higher level of management.
No director, director nominee, executive officer or greater than 5% shareholder may enter into any transaction or relationship that is disclosable by the Company pursuant to SEC Reg. S-K, Item 404 without the prior approval of the Audit Committee.
Insider Trading
Employees, officers and directors who have material non-public information about the Company or other companies, including our suppliers and customers, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted a Policy on Securities Trading and Inside Information, which is available in the Human Resources section of the Company’s Intranet.
If you are uncertain about the legal constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should refer to the Company’s Policy on Securities Trading and Inside Information and follow the procedures set forth in that policy before making any such purchase or sale.
Confidentiality
Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including its suppliers and customers, except when disclosure is authorized by a supervisor or legally mandated. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.
Third parties may ask you for information concerning the Company. Employees, officers and directors (other than the authorized spokespersons referred to below) should not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and after an appropriate confidentiality agreement is in place. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to your supervisor or one of the authorized spokespersons. The Company’s policies with respect to public disclosure of internal matters are described more fully in the Company’s Disclosure Policy and Practices, a copy of which is available from the Company’s Human Resources Department upon request.
You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.
Honest and Ethical Conduct and Fair Dealing
Each employee, officer and director should endeavor to deal honestly, ethically and fairly with the Company’s suppliers, customers, competitors and employees. Statements regarding the Company’s products and services should not be untrue, misleading, deceptive or fraudulent. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
Protection and Proper Use of Corporate Assets
All employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Employees, officers and directors should use the Company’s assets and services solely for legitimate business purposes of the Company and not for any unauthorized use.
All employees, officers and directors should advance the Company’s legitimate interests when the opportunity to do so arises. You should not take for yourself personal opportunities that are discovered through your position with the Company or the use of property or information of the Company.
Gifts and Gratuities
The use of Company funds or assets for gifts to or entertainment of government officials or employees is prohibited, except to the extent such gifts or entertainment are in compliance with applicable law, nominal in amount (not to exceed $100 in value or such lesser amount as permitted under applicable law), and not given in consideration or expectation of any action by the recipient.
Employees, officers and directors must not accept, or permit any close relative to accept, any gifts, gratuities or other favors from any customers, suppliers or others doing or seeking to do business with the Company, other than items of nominal value. Any gifts that are not of nominal value should be returned immediately and reported to your supervisor. If immediate return is not practical, they should be given to the Company for charitable disposition or such other disposition as the Company believes appropriate in its sole discretion.
Bribes and kickbacks are criminal acts, strictly prohibited by law. No Company employee may offer, give, solicit or receive any form of bribe or kickback. Bribes shall be interpreted in the broadest sense to include any type of preferential treatment secured by providing, directly or indirectly, an individual or his or her family members or associates with personal gain in relation to business conducted by or on behalf of the Company.

Accuracy of Books and Records and Public Reports
Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.
All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.
It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.
Waivers of this Code of Business Conduct and Ethics
While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be possible. Any employee or non-executive officer who believes that an exception to any of these policies is appropriate in his or her case should first contact his or her immediate supervisor. If the supervisor agrees that an exception is appropriate, the approval of the Regional Manager must be obtained. Each Regional Manager shall be responsible for maintaining a complete record of all requests for exceptions to any of these policies and the disposition of such requests.
Any executive officer or director who seeks an exception to any of these policies should contact the Company’s General Counsel. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the disinterested members of the Board of Directors of the Company and will be disclosed as required by applicable law or stock market regulation.
Reporting and Compliance Procedures
Every employee, officer and director has the responsibility to ask questions, seek guidance, report suspected violations and express concerns regarding compliance with this Code. Any employee, officer or director who knows or believes that any other employee or representative of the Company has engaged or is engaging in Company-related conduct that violates applicable law or this Code should report such information via Lamar Safe Workplace by Convercent, as described below. You may report such conduct openly or anonymously without fear of retaliation. The Company will not discipline, discriminate against or retaliate against any employee who reports such conduct in good faith, whether or not such information is ultimately proven to be correct, or who cooperates in any investigation or inquiry regarding such conduct.
You may report violations of this Code via Lamar Safe Workplace by Convercent, including on a confidential or anonymous basis, as follows: by logging on to (website) or by calling toll-free (phone number) 24 hours a day. While we prefer that you identify yourself when reporting violations so that we may follow up with you, as necessary, for additional information, you may leave messages anonymously if you wish. All violations or suspected violations of this Code reported to Lamar Safe Workplace by Convercent will be forwarded to the Company’s General Counsel for review.

If the Company’s General Counsel receives information regarding an alleged violation of this Code, he shall, as appropriate, (a) evaluate such information, (b) if the alleged violation involves an executive officer or a director, inform the Chief Executive Officer and Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate such inquiry or investigation and (d) report the results of any such inquiry or investigation, together with a recommendation as to disposition of the matter, to the Chief Executive Officer for action, or if the alleged violation involves an executive officer or a director, report the results of any such inquiry or investigation to the Board of Directors or a committee thereof. Employees, officers and directors are expected to cooperate fully with any inquiry or investigation by the Company regarding an alleged violation of this Code. Failure to cooperate with any such inquiry or investigation may result in disciplinary action, up to and including discharge.
The Company shall determine whether violations of this Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee who has violated this Code. In the event that the alleged violation involves an executive officer or a director, the disinterested members of the Board of Directors shall determine whether a violation of this Code has occurred and, if so, shall determine the disciplinary measures to be taken against such executive officer or director.
Failure to comply with the standards outlined in this Code will result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate criminal or civil authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.
Concerns Regarding to Accounting or Audit Matters
Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints to Lamar Safe Workplace by Convercent as described above. See “Reporting and Compliance Procedures.” All such complaints will be forwarded to the Audit Committee of the Board of Directors.
The Audit Committee will evaluate the merits of any complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the complaint.
The Company will not discipline, discriminate against or retaliate against any employee who reports a complaint or concern (unless the employee is found to have knowingly and willfully made a false report).
Dissemination and Amendment
This Code shall be distributed to each employee, officer and director of the Company. If requested by Company, any employee, officer and director shall be required to certify that he or she has received, read and understood the Code and has complied with its terms.
The Company reserves the right to amend, alter or terminate this Code at any time for any reason. The most current version of this Code can be found in the Human Resources section of the Company’s Intranet.

This document is not an employment contract between the Company and any of its employees, officers or directors and does not alter the Company’s at-will employment policy.

APPENDIX A
Conflict of Interest Rules
1.    Improper Conflicts of Interest
    The Board of Directors has adopted the following rules to aid in determining whether a relationship or transaction constitutes a conflict of interest. The board has determined that the following involve an improper conflict of interest under the Company’s Code of Business Conduct and Ethics. This list is not exhaustive and is subject to review and revision by the Board from time to time.
Employees and Executive Officers. Employees and executive officers must not:
    (a)    perform services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for a significant customer, significant supplier or direct competitor of the Company, other than at the request, or with the prior approval, of the Company;
    (b)    have a financial interest in a significant supplier or significant customer of the Company, other than an investment representing less than one percent (1%) of the voting power of a publicly-held company or less than five percent (5%) of the voting power of a privately-held company;
    (c)    have a financial interest in a direct competitor of the Company, other than an investment representing less than one percent (1%) of the voting power of a publicly-held company; or
    (d)    induce or otherwise assist or participate, directly or indirectly, in a close relative’s involvement with or investment in a significant supplier, significant customer or direct competitor of the Company in a manner that would be prohibited for the employee or executive officer under any of the prohibited activities listed above.
Non-Employee Directors. A non-employee director must not:
    (a)    perform services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for a direct competitor of the Company;
    (b)    have a financial interest in a direct competitor of the Company, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company;
    (c)    use his or her position with the Company to influence any decision of the Company relating to a contract or transaction with a supplier or customer of the Company if the director or a close relative of the director:
•performs services as an employee, officer, director, advisor, consultant (directly or through an entity) or in any other capacity for such supplier or customer; or
•has a financial interest in such supplier or customer, other than an investment representing less than one percent (1%) of the outstanding shares of a publicly-held company.

    (d)    induce or otherwise assist or participate, directly or indirectly, in a close relative’s involvement with or investment in a significant supplier, significant customer or direct competitor of the Company in a manner that would be prohibited for the non-employee director under any of the prohibited activities listed above.
A “close relative” of a person includes a spouse, parent, sibling, child, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law, and any other relative living in the same home with the employee, officer or director. A “significant customer” is a customer that has made during the Company’s last full fiscal year, or proposes to make during the Company’s current fiscal year, payments to the Company for property or services in excess of five (5) percent of (i) the Company’s consolidated gross revenues for its last full fiscal year or (ii) the customer’s consolidated gross revenues for its last full fiscal year. A “significant supplier” is a supplier to which the Company has made during the Company’s last full fiscal year, or proposes to make during the Company’s current fiscal year, payments for property or services in excess of five (5) percent of (i) the Company’s consolidated gross revenues for its last full fiscal year or (ii) the supplier’s consolidated gross revenues for its last full fiscal year. A “direct competitor” is an entity principally engaged in the outdoor advertising business with which the Company competes.
2.    Potential Conflicts of Interest Requiring Disclosure
    The Board of Directors has determined that the following involve potential conflicts of interest that must be disclosed under the Company’s Code of Business Conduct and Ethics and then addressed in any manner determined in accordance with the procedures thereunder:
•An employee, executive officer or director has a close relative who serves as an officer or director of a significant supplier, significant customer or direct competitor of the Company and such service would have been prohibited if the employee, executive officer or director were serving in that role under Section 1 of these rules.
•Any other material financial interest of an employee, executive officer or director in connection with any business relationship with the Company or any similar interest of a close relative of any of them that is known to the related employee, executive officer or director.

APPENDIX B
Procedures for Determining Conflicts of Interest and Waivers

    In determining whether a conflict of interest exists and whether to waive a Code of Business Conduct and Ethics provision in a particular circumstance, the board should also consider:
•the person involved in the potential conflict (For example, whether the person is an executive officer or a director of the Company and, if a director of the Company, whether the person is an independent director. The more peripheral the person’s relationship to the Company is, the less likely that person is to influence the Company’s day-to-day operations and therefore the less likely the circumstance is to be disadvantageous to the Company);
•the nature of the relationship or situation creating the potential conflict of interest (For example, does the issue arise because the person serves as an executive officer of the Company and a director of a contracting party with the Company? Is the person a director of the Company and an executive officer of a contracting party with the Company? Is the person a director of the Company and a director of a contracting party with the Company? Or is the director or executive officer of the Company related to a person that is a director or executive officer of the contracting party with the Company? The more peripheral the relationship of the person to either of the companies involved, the less likely that person is able to influence either company’s day-to-day decisions and therefore the less likely the relationship or activity is to be disadvantageous to the Company);
•the nature of the company with which the director or executive officer is affiliated (For example, is the company a competitor of the Company or a collaborator or a supplier or customer, and how significant a competitor, collaborator supplier or customer is the company?);
•the nature of any proposed transaction, including:
•the size of the transaction,
•whether the Company has engaged in this type of transaction before, either with this party or others,
•other connections with the other party,
•leverage of the other party,
•whether there were unusual terms associated with the transaction, and
•whether the terms offered are those that the Board believes would be offered or could be obtained absent the relationship;

•the level of involvement of the executive officer or director involving questions in any proposed transaction, including whether the waiver candidate will receive any compensation or other benefit tied to the transaction;
•whether the individual usurped a corporate opportunity;
•whether the proposed transaction or relationship would cause a director to lose his status as an independent director; and
•how any related disclosure would appear in, for example, The Wall Street Journal or other public forum.
    After reviewing these considerations and any others it considers appropriate, the Board should then consider whether the relationship or activity (i) will adversely affect the Company, (ii) was undertaken by the individual in good faith, (iii) constitutes a breach of loyalty to the Company and its stockholders, (iv) constitutes a violation of law, and (v) confers an improper personal benefit on the individual. The Board should then be in a position to determine if a conflict of interest exists and, if so, whether to waive the conflict if the relationship or activity is in the best interests of the Company or not opposed to those interests.